UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Enviropedia Inc.
Legal status of issuer:
    Form: C Corporation
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization: 22 October 2014
Physical address of issuer: 205 N. Michigan Avenue, Suite 810, Chicago IL 60601
Website of issuer: enviropedia.com

Is there a co-issuer? __ yes   X no. If yes,
Name of co-issuer: _____
Legal status of co-issuer:
    Form: _____
    Jurisdiction of Incorporation/Organization: _____
    Date of organization): _____
Physical address of issuer: _____
Website of issuer: _____

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings Inc.
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5%

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
none

Type of security offered: Simple Agreement for Future Equity (SAFE)
Target number of securities to be offered: _____ $10,000 in SAFE Instruments _____
Price (or method for determining price): _____ Dollar Amount Invested _____
Target offering amount: $10,000
Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): $250,000
Deadline to reach the target offering amount: December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

Total Assets:	Most recent fiscal year-end: 399,320	Prior fiscal year-end: 173,443
Cash & Cash Equivalents:	Most recent fiscal year-end: 47	Prior fiscal year-end: 5,397
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 313,932	Prior fiscal year-end: 114,175
Long-term Debt:	Most recent fiscal year-end: 35,300	Prior fiscal year-end: 489,030
Revenues/Sales	Most recent fiscal year-end: $0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: $0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: $0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: (97,601)	Prior fiscal year-end: (124,187)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Unaudited Financial Statements
EXHIBIT C: Form of SAFE Instrument
EXHIBIT D: PDF of Silicon Prairie Portal Website
EXHIBIT E: Investor Presentation
EXHIBIT F: Video Transcript

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term "issuer" includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III.   Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a),(e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a)   An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b)   An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Enviropedia Inc.
_____
(Issuer)

By

DocuSigned by:

Donn Gurule   Chairman and President
CAF1466D0B1D4B5...
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

Donn Gurule
CAF1466D0B1D4B5...
(Signature)

Chairman and President
_____
(Title)

9/30/2021
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A: OFFERING MEMORANDUM

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowd-funding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer:_____   **ENVIROPEDIA, INC.**_____

ELIGIBILITY

2.   ☒Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes **X No**
Explain:_____

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Donn M Gurule   Dates of Board Service: 22 October 2014 - present

Principal Occupation: CEO
Employer: Dates of Service: 22 October 2014 - present
Employer's principal business: Software development

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: **President**	Dates of Service: **22 October 2014 - present**
Position: **CEO**	Dates of Service: **22 October 2014 - present**
Position: **Chairman**	Dates of Service: **22 October 2014 - present**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Enviropedia Inc.
Employer's principal business: Software Development
Title: CEO   Dates of Service: 22 October 2014 – present
Responsibilities: Organizing and executing worldwide Intellectual property, designing and developing software, developing products, business plan, marketing and fundraising.

Name: Marc D. Weiss   Dates of Board Service: September 20, 2021 - Present

Principal Occupation: Physician
Employer: Southern California Permanente Medical Group   Dates of Service: 1999 - present
Employer's principal business: Healthcare

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

| Position: **Department Chair** | Dates of Service: **2009 - present** |
| Position: **Physician** | Dates of Service: **1999 - present** |

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Southern California Permanente Medical Group
Employer's principal business: Healthcare
Title: Physician/Department Head   Dates of Service: 1999 – present

Responsibilities: Maintaining business of healthcare and patient services, including lead management duties, budgeting, personnel and management.

Name: Arthur Seligman   **Dates of Board Service:**   **September 20, 2021 - Present**

Principal Occupation: President
Employer: Gulf South Holding Inc.   Dates of Service: <u>2008 - present</u>
Employer's principal business: <u>Petroleum and energy development</u>

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: President   **Dates of Service: 2008 - present**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Gulf South Holding Inc.
Employer's principal business: Petroleum and energy development
Title: President   **Dates of Service: 1999 – present**
Responsibilities: Maintaining business operations, marketing, sales, client and investor relations and corporate finance.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:**

Name: Donn M Gurule
Title: President and CEO   **Dates of Service: 22 October 2014 – present**
Responsibilities: Organizing and executing worldwide Intellectual property, designing and developing software, developing products, business plan, marketing and fundraising.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Enviropedia Inc.
Employer's principal business: Software Development
Title: CEO   **Dates of Service: 22 October 2014 – present**
Responsibilities: Organizing and executing worldwide Intellectual property, designing and developing software, developing products, business plan, marketing and fundraising.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of	% of Voting

	Securities Now Held	**Power Prior to Offering**
Donn M Gurule	500,000 shares of common stock	94.6%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Enviropedia, Inc. ("the Company") was incorporated on October 22, 2014 under the laws of the State of Delaware, and is headquartered in the Chicago, Illinois area.

The Company is located at 205 N. Michigan Ave. Suite 810 Chicago IL 60601 USA .

The Company's website is https://enviropedia.com/

A description of our services, process, and business plan can be found on the Company's profile page on the Silicon Prairie Portal website under https://investwith.enviropedia.com and is attached as Exhibit D to the Form C.

Introduction

Enviropedia™ has set a goal to be the most used platform for leveraging the world's information in the future. Our mission is to provide our customers and partners substantial new reach by empowering them with a way to instantly analyze and understand large volumes of information that would otherwise take hours, days, weeks, or months to compile through common search technology.

Our first product release is Enviropedia™ STREETLENS™, connecting information for hotels, restaurants and entertainment into single view.

Objectives and Plans – First Release
    i. Build an optimized version of the Enviropedia™ MapLens™ global base map system, building beyond the working prototypes we have already developed

ii. Integrate hotel, restaurant, and entertainment booking data systems into Enviropedia™
iii. Release our first product mid-2022 on iOS, Android and possibly additional platforms
iv. Get major hotel, restaurant, and/or entertainment partnerships by mid 2023

Strategies

v. Leverage tight multi-vertical integration and multiplier network effects with Enviropedia's patent and trademark intellectual property
vi. Building the user base with invitation-only access for new users
vii. Partnerships
    a. Mid-sized hotel brands, restaurant booking aggregators, and entertainment/ticket vendors
    b. Ridesharing partner
viii. Fall 2021 or early 2022: Expected Enviropedia television segment on CNBC
    a. TV segment viewer audience size: 1.2 to 1.5 million viewers
    b. One-hundred 30-second ad spots to be broadcast on networks that may include CNBC, CNN, Fox Business, Discovery, History, Amazon Prime Video and Voice of America
ix. Tik-Tok Campaign and YouTube video outreach
x. Targeted ad campaigns in cities like New York City, Chicago, Washington DC, New Orleans, Dallas, Las Vegas, San Francisco, and Philadelphia.

Use of Capital

a. Accelerate development and scaling of existing and new Enviropedia software components
b. Build, test, and scale infrastructure for server/end user integration
c. Expand engineering and operations talent
d. Marketing and business development
e. Develop investment, finance, securities, and monetary policy strategy, including exploring the option to register shares
f. Legal/Intellectual Property development (patents and trademarks pending)

How Enviropedia Generates Revenue – First release

Enviropedia intends to generate revenue in three primary ways:

Affiliate commission splits

Hotel room distributors – Up to 40% commission split with aggregators like (for example) Booking.com and Expedia.com

Restaurant booking distributors – affiliate programs for aggregators like (for example) OpenTable and others (small incidental commission)

Entertainment distributors – affiliate programs with aggregators like (for example) Ticketmaster, Ticketron, and other ticket distributors (around 9%)

Direct contract revenue

Hotel Investment Groups, Hotel Owners – up to 30% of total booking

Restaurant Investment Groups, Restaurant Owners – flat fees of up to $400 monthly

Entertainment and sports team and venue owners – up to 25% of ticket price (15% charged to seller, 10% charged to buyer)

Special revenue events

Enviropedia™ Professional Services (EPS) – Specialized Enviropedia services for hotels, restaurants, sports, retail and/or entertainment venues.

Patent licensing – limited use licenses for specific vertical industries. Patents pending

Trademark licensing – Enviropedia maintains a portfolio of approximately 50 pending trademarks, including 40-plus LENS-formative marks, including CHATLENS, MAPLENS, STREETLENS, SPORTSLENS among others. Please see section titled "Risk Factors" in Form C for details of ongoing trademark opposition proceedings involving the Company.

Projections, breakeven targets, and special breakeven events

Commission splits and direct contract revenue

Enviropedia's goal is to breakeven by the end of 2023.

Hotel night booking volume estimates based on less than 0.07% of Booking Holdings' volume of 46.5 million bookings/month, just one of many hotel booking site aggregators. **https://bit.ly/3zsFUDe**

Enviropedia
Projection of Revenues
For the Period January 2023 through December 2024
(No significant revenue prior to 2023)

Affiliate Commision Splits Category	Amount	% Share	Revenue per event	1st Half 2023	2nd Half 2023	1st Half 2024	2nd Half 2024	Estimated Revenues Full Year 2023	Estimated Revenues Full Year 2024	Estimated Monthly Revenue December 2024
Hotel Rooms*	$ 400	10%	$ 40.00	5,000	15,000	20,000	30,000	$ 4,800,000	$ 12,000,000	$ 1,800,000
Restaurant/Bar (in-hotel)	$ 150	2%	3.00	5,000	15,000	20,000	30,000	360,000	900,000	135,000
Restaurant/Bar (separate)	$ 400	2%	8.00	10,000	30,000	40,000	60,000	1,920,000	4,800,000	720,000
Entertainment (tickets, etc.)	$ 300	10%	30.00	2,500	7,500	10,000	15,000	1,800,000	4,500,000	675,000
								$ 8,880,000	$ 22,200,000	$ 3,330,000
Direct Contact Revenues Category (Avg. 2-night stay)										
Hotel Rooms*	$ 350	15%	$ 52.50	5,000	15,000	20,000	30,000	$ 6,300,000	$ 15,750,000	$ 2,362,500
Restaurant/Bar (in-hotel)	120	2%	2.40	5,000	15,000	20,000	30,000	288,000	720,000	108,000
Restaurant/Bar (separate)	400	2%	8.00	7,500	22,500	33,750	50,625	1,440,000	4,050,000	607,500
Entertainment (tickets, etc.)	200	10%	20.00	2,500	7,500	10,000	15,000	1,200,000	3,000,000	450,000
								$ 9,228,000	$ 23,520,000	$ 3,528,000
*Assumes 2 persons/adult/out-of-town. Includes charges for parking and other.							TOTALS	$ 18,108,000	$ 45,720,000	$ 6,858,000

Average # of Events per Month

All of the projected number of events per month and estimated revenue to Enviropedia per event are based on numerous assumptions relating to company expectations related to

Special breakeven events

Special revenue events that may accelerate our breakeven point.

xi. Patent and/or trademark licensing (50+ trademarks) – market price, which may increase over time after early / initial licenses. Target price - $1M+ per license. Please see disclosures for details.

xii. Enviropedia Partner Services (EPS) – $250K to $1.5M for custom integration services

Investor Liquidity

We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides investors the right to obtain shares of preferred stock in the Company ("Preferred Stock"), when and if the Company completes an equity offering meeting the requirements set forth in the SAFE.

Although the Company can provide no assurance of any such event, the Company may be a party to a liquidity transaction in the future. Such an event could include an initial public offering, a direct listing of shares or a sale of the Company. If no liquidity event occurs, Investors may be required to hold the SAFEs in perpetuity. The SAFEs are highly illiquid, not freely transferable and have no secondary market on which to sell them.

Forward-Looking Information

This information may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations, are meant for illustrative purposes, are subject to uncertainties that are outside of the company's control, and they are not guarantees of future results, levels of activity, performance, or achievements. Moreover, we can provide no assurance for the accuracy or completeness of any forward-looking statements, and we are under no duty to update any such statements to conform them to actual results.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend-ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex-change Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more

11

developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

<u>**Risks Related to the Company's Business and Industry**</u>

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have limited operations to date on which to judge our performance.
We have limited operations to date, and limited cash available for operations. We will be reliant on the proceeds of this offering to implement our business plan. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may have a material adverse effect on our results of operations. Accordingly, no assurance can be given that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry. As a result, investors may lose their entire investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

There may be unanticipated obstacles to the execution of the Company's business plan.
The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

We may be subject to growth-related risks.

38879702.138952603.9

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth may have a material adverse effect on our business, prospects, revenue, results of operation, and financial condition.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.
We may be unable to find and hire additional qualified management and professional personnel. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk.

We expect our expenses to grow as the Company grows.
Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices.

We are not subject to financial regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We store sensitive data, including intellectual property, our proprietary business information, and that of our customers, suppliers, and business partners on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

An intentional or unintentional disruption, failure, misappropriation, or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms, and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks, and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation, or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We could incur substantial costs defending our intellectual property from infringement or a claim of infringement

Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our products and services. As a result, we may be found on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following.

- •Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

- •Obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms; and

- •Seek other products or services.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. We may not carry adequate insurance to cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We are in Active Trademark Opposition Proceedings with Snap, Inc.

Snap Inc. ("Snap") has filed an Opposition proceeding against twenty-eight (28) of the Company's trademark applications which end with the word LENS (i.e., OFFICELENS) (the "Opposed Applications"). Snap asserts that its LENSES trademark registration predates all of the Opposed Applications and there is a likelihood of confusion between its LENSES trademark registration and the Opposed Applications in relation to the respective recited goods and services within such trademark registration and trademark applications. All of the Opposition proceedings have been consolidated into one proceeding and discovery is currently underway within that consolidated proceeding. No dispositive motions have been filed to date. The "trial" portion of the proceeding is presently scheduled to begin on November 6, 2021, although the parties have jointly requested an extension of time without any decision thereof. No monetary damages, attorneys fees, or costs can be assessed against either party within this consolidated Opposition proceeding; the outcome will solely be directed to whether the Company can obtain trademark registrations for the twenty-eight (28) trademarks that have been filed in the respective Opposed trademark applications. In the event that the Company is unsuccessful in obtaining trademark registrations for such trademarks, the value of the Company's intellectual property may be materially affected.

Risks Related to the Offering

The financial statements attached to this Form C have been certified by our Chief Executive Officer.

We are offering a maximum aggregate amount of $250,000 of the Securities and are permitted to provide financial statements that have been certified by our Chief Executive Officer under Regulation CF. Such financial statements would otherwise need to be reviewed or audited by an independent public accountant. As such, the financial statements being provided as a part of this Offering have not been reviewed or audited by an independent public accountant, nor has any outside party verified the accuracy of the information in such financial statements.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has broad discretion in the use of the proceeds from this Offering.

The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used and based on unforeseen technical, commercial or regulatory issues and could spend the proceeds in ways with which you may not agree. Moreover, the proceeds may not be invested effectively or in a manner that yields a favorable or any return, and consequently, this could result in financial losses that could have a material adverse effect on our business, financial condition and results of operations.

<u>**Risks Related to the Securities**</u>

The SAFEs will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFEs. Because the SAFEs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company experiences a liquidity event sufficient to trigger a conversion of the Securities into Preferred Stock. In certain instances, such as a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on

Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never undergo a liquidity event.
The Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If a liquidity event does not occur, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.
In a dissolution or bankruptcy of the Company, Investors of Securities that have not been converted will be entitled to distributions as described in the SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors, as well as holders of more senior securities, have been paid in full.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners own 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of . In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

9.   What is the purpose of this offering? Raise funds to continue development of our first product, called Enviropedia STREETLENS, connecting information for things like hotels, restaurants and entertainment into a world map.

10.   How does the issuer intend to use the proceeds of this offering?

Use of Offering Proceeds

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 10,000	$ 250,000
Less: Offering Expenses		
Commission to Silicon Prairie	(500)	(15,000)
Net Proceeds of Offering	$ 9,500	$ 235,000

Legal related to offering	2,500	10,000
Legal related to patents, trademarks	500	75,000
Wages - President and CEO	0	30,000
Consultant - Chief Financial Officer	0	30,000
Consultant - Software Engineer	0	22,500
Consultant - Marketing	0	30,000
Computer Server	5,000	15,000
Other Expense - including rent, telephone & communications, travel and office	1,500	10,500
Accounting software and hardware	0	12,000
Total Use of Net Proceeds of Offering	$ 9,500	$ 225,000

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

No.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Silicon Prairie Portal will process the transaction and subscription agreements.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

38879702.138952603.9

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Exhibit C.

We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides investors the right to preferred stock in the Company ("Preferred Stock"), when and if the Company sponsors an equity offering that involve Preferred Stock, on the standard terms offered to other investors.

Conversion to Preferred Equity

Based on our SAFEs, when we engage an offering of equity interests involving preferred stock, investors will receive a number of shares of preferred stock equal to the price of preferred stock issued to new investors multiplied by the discount rate (70%).

Liquidity Events

If the Company has an initial public offering or is acquired with, or otherwise taken over by another company or new owners prior to investors in the SAFE receiving preferred stock, investors will receive proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor.

Dissolution Event

If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Priority

In a Liquidity Event or Dissolution Event, the SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

14.   Do the securities offered have voting rights?   ☐ Yes ☒ No

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15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No
        Explain:_____

16.   How may the terms of the securities being offered be modified?

Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding SAFEs with the same "Post-Money Valuation Cap" and "Discount Rate" as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock :	3,000,000	None	☐ Yes ☐ No	☐ Yes ☐ No Specify: See below
Common Stock:	7,000,000	528,647	☒ Yes ☐ No	☐ Yes ☒ No Specify:_____
Promissory Notes		$35,300	☐ Yes ☒ No	☐ Yes ☐ No Specify: See below

38879702.138952603.9

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants	None
Options	None

Convertible Notes: From January 2017 to July 2021, the Company raised a total of $512,495 in principal dollar amount by selling convertible promissory notes to accredited investors. The notes had varying terms between two and five years, and holders received interest of 6%. A total of $577,451 in principal and accrued interest was converted into 28,647 shares of the Company's common stock. A total of $35,300 in principal and accrued interest not converted to common stock have been converted to promissory notes which mature on December 31, 2021

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the Company.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
         Explain:_____

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority interest of voting rights in the Company, the shareholders may make decisions with the Investor disagrees, or that negatively affect the value of the Investor's securities om the Company, and the Investor will have no recourse to the change these decision. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in aw ay that is advantageous to the Investor.

In cases where the rights of holders of SAFEs, or other outstanding options or warrants are exercised, an Investor's interest in the Company may be diluted. If a majority holder of securities with voting rights causes the Company to issue additional stock, an Investor's interest will typically also be diluted.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock will be determined by our board of directors. Among the factors that may be considered are the prevailing market conditions, financial information of the Company, market valuations of comparable companies, and other factors deemed to be relevant.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An investor in the Company will likely hold a minority position in Company and will be limited as to its ability to control or influence the governance and operations of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors that will dilute the percentage interest of the Investor in the Company.

23.   What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,

Following the Investor's investment in the Company, the Company may sell interests to additional investors that will dilute the percentage interest of the Investor in the Company. The declining of an opportunity or the inability of an investor to make a follow on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

- issuer repurchases of securities,

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease ant liquidity in the market for such securities, decrease the percentage interest held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

- a sale of the issuer or of assets of the issuer or

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Accordingly, the success of the Investor's investment in the Company will depend largely upon the skill and expertise of its senior management and board of directors.

- transactions with related parties?

The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms which are not arm's length, but will in all cases be consistent with the duties of the management of the Company to its shareholders/ By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the potential existence of, and waived any claim with respect to, any liability arising from the existence of such conflicts of interest.

24.   Describe the material terms of any indebtedness of the issuer:

38879702.138952603.9

Convertible Notes: From January 2017 to July 2021, the Company raised a total of $512,495 in principal dollar amount by selling convertible promissory notes to accredited investors. The notes had varying terms between two and five years, and holders received interest of 6%. A total of $577,451 in principal and accrued interest was converted into 529,161 shares of the Company's common stock. A total of $35,300 in principal and accrued interest not converted to common stock have been converted to promissory notes which mature on December 31, 2021

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Two Individuals	$35,300	6%	12/31/21	
Donn Gurule	$103,111	4%	N/A	

25.   What other exempt offerings has the issuer conducted within the past three years?

Dated of Offering	Exemption Related Upon	Securities Offered	Amount Sold	Use of Proceeds
1/17 to 7/21	506(b)	Convertible Notes	$512,495	Organization Costs, Development, Working Capital

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Name: Donn Gurule
Transaction Type: Loan
Issue Date: 2015 to Present
Principal Amount: $72,511
Interest Rate: 4%
Outstanding principal plus interest: $115,937
Relationship: CEO, President, and majority shareholder

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? ☐ Yes   ☒No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The primary focus of Enviropedia (the "Company") to this date has been to develop and patent a revolutionary new software platform for customers seeking to access, analyze and understand vast amounts of information that would normally take hours, days, even weeks to compile using existing search technology. The Company currently has a patent pending for technology that would form an important part of the Company's first commercial product. The Company expects to be able to complete the development of its first product and bring it to market by the end of 2021 or early to mid-2022. This patent plus 58 trademarks provide significant value to the Company. These developments are subject to the Company raising sufficient proceeds from the present offering.

The Company currently has no operating revenues and has operated to date primarily with proceeds from long-term Notes. During the third quarter of the Company's fiscal year ended June 30, 2021, the owners of almost all of these Notes elected to convert these Notes to common stock of the Company. Please see the Company's financial statements and footnotes for more complete information.

The proceeds from this offering (maximum amount of $250,000) are expected to be sufficient for the Company to complete and bring to market its first commercial product and begin producing operating revenues. The Company currently has limited existing cash resources and will be dependent upon the funds raised in this offering being sufficient to finish the development of the Company's first product.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided.

For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $107,000 or less.	☒ The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $107,000, but not more than $535,000:	☐ Financial statements of the issuer and its predecessors, if any.	Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $535,000:	☐ Financial statements of the issuer and its predecessors, if any.	If the issuer has previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be audited by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer has not previously sold securities in reliance on

Regulation Crowdfunding and it is offering more than $535,000 but not more than $1,070,000:

Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report.

If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount f or purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stock holders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, _____, certify that:

(1)   the financial statements of_____ included in this Form are true and complete in all material respects; and

(2)   the tax return information of Enviropedia, Inc. included in this Form reflects accurately the information reported on the tax return for Enviropedia, Inc. filed for the fiscal year ended [date of most recent tax return].

/s/
Chief Executive Officer

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i)   Rule 2-01 of Regulation S-X or
(ii)   the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaimer of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers. Issuers electing such extension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

     (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:
          (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No
          (ii)   involving the making of any false filing with the Commission?
     ☐ Yes ☒ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

☐ Yes ☒ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:

(A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B)   engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

(C)   engaging in savings association or credit union activities? ☐ Yes ☒ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If Yes to any of the above, explain:_____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

        (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

        (ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain:_____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

    (1)   any other material information presented to investors; and

    (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include

    (a)   a description of the material content of such information;

    (b)   a description of the format in which such disclosure is presented; and

    (c)   in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Video Link: https://vimeo.com/607632470/81500db71b

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

October 28, 2022
(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:

https://enviropedia.com/reporting

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

    (3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.